UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

John J. Gilluly, Esq.

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

(512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2012 (the “Schedule 14D-9”) by Convio, Inc., a Delaware corporation (the “Company” or “Convio”), and amended on January 31, 2012 and February 7, 2012, relating to the tender offer by Caribou Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share of the Company (“Common Stock”) at a purchase price of $16.00 per share, payable net to seller in cash, without interest (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended and/or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 25, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2012 (as it may be amended and/or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and/or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 1.	Subject Company Information

Item 1(b) of the Schedule 14D-9 is hereby amended and supplemented by deleting the second sentence thereto in its entirety and replacing it with the following:

“As of the close of business on February 13, 2012, there were 18,738,889 shares of Common Stock outstanding.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs between the third and fourth paragraphs under the heading “Antitrust”:

“On February 16, 2012 Blackbaud notified the FTC and the Antitrust Division that it voluntarily withdraws its Premerger Notification and Report Form effective February 22, 2012. The purpose of this withdrawal is to provide the FTC and the Antitrust Division with additional time to review the information submitted to the FTC and the Antitrust Division.”

Item 8 of the Schedule 14D-9 is further amended and supplemented by inserting the following paragraphs immediately following the paragraphs under the heading “Antitrust”:

“Extension of the Offer

On February 16, 2012, in conjunction with the voluntary withdrawal of its Premerger Notification and Report Form and upon a written request of the Company, Purchaser extended the expiration of the Offer for a period of ten business days consistent with the terms of the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Purchaser is required, at the written request of the Company, to extend the expiration of the Offer, in increments of no more than ten business days each, if at the initial or any subsequent scheduled Expiration Date any of the conditions to the Purchaser’s obligation to accept Common Stock of the Company is not satisfied or waived. The Offer is now scheduled to expire at 12:00 midnight, New York City time, on March 7, 2012, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time on February 22, 2012.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James R. Offerdahl
Name:	James R. Offerdahl
Title:	Chief Financial Officer

Dated: February 17, 2012